August 2, 2012

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Comcast Corporation Form 10-K for the fiscal year ended December 31, 2011 Filed February 23, 2012 File No. 1-32871

Dear Mr. Spirgel:

We are writing this letter to respond to the comment letter of the Staff of the Securities and Exchange Commission (the “Staff”) dated June 28, 2012, relating to the review of our Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”).  For your convenience, we have reproduced the Staff’s comments preceding our responses below.  Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Form 10-K for the fiscal year ended December 31, 2011

Risk Factors, page 28

We rely on network and information systems and other technologies, as well as…, page 34

1.
We note you disclose that disruptions to your network and information systems such as computer hackings, cyber attacks, computer viruses, worms or other destructive or disruptive cybersecurity risks or events could result in a degradation or disruption of your services, excessive call volume to call centers, damage to your properties, equipment and data, or large expenditures to repair or protect your networks and systems from similar events in the future. You also disclose that the risk of these events and security breaches occurring has intensified.  If you have experienced any of the events described in your risk factor or other cyber attacks or events in the past, in future filings, beginning with your next Form 10-Q, please state that fact in order to provide the proper context for your risk factor disclosure.  Please refer to the Division of Corporation Finance’s Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Response

We respectfully submit that no change to our risk factor disclosure currently is warranted, as we have not to date experienced any significant degradation or disruption to our network or information systems.  We, however, undertake to provide such disclosure in the relevant risk factor in future filings to the extent any such significant events do occur.  In addition, we undertake to disclose in future filings in Management’s Discussion and Analysis of Financial Condition and Results of Operations the occurrence of any such events that have a material effect on our results of operations.

Securities and Exchange Commission	August 2, 2012

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cable Communications, page 43

2.
We note from your disclosures at the bottom of page 51 that you anticipate your programming expenses to continue increasing.  Please consider discussing the trend of rising programming expenses in the overview section and how management intends to address it.

Response

While we have included disclosure about the trends relating to increases in our programming expenses within our Management’s Discussion and Analysis of Financial Condition and Results of Operations as noted above, we will also include in future Form 10-K filings, to the extent applicable, a discussion of these trends and management’s approach in addressing these trends in the overview section of our Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Item 8: Financial Statements and Supplementary Data

Consolidated Statement of Income, page 78

3.	We note that beginning with your March 31, 2011 Form 10-Q, you changed your presentation. Please revise to comply with the reporting requirements of Rule 5-03 of Regulation S-X.

Response

We respectfully submit that our current income statement presentation complies with the reporting requirements of Rule 5-03.  As indicated in Rule 5-03 of Regulation S-X, its purpose is to specify the various line items that, if applicable, and except as otherwise permitted by the Commission, should appear on the face of an income statement (emphasis added). A cross reference is made in Rule 5-03 to Rule 4-01(a), which provides guidance on the form, order and terminology used in presenting financial statements.  The numbered captions in Rule 5-03 include separate presentation of costs and expenses applicable to sales and revenues, and selling, general and administrative expenses (“SG&A”), respectively.

Beginning in our March 31, 2011 Form 10-Q, we changed the presentation in our consolidated statement of income to provide the line item, “Operating costs and expenses (before depreciation and amortization),” with supplemental additional expense line items in our footnotes.  Our prior presentation had included separate line items for “Operating” expense and “Selling, General and Administrative” expense.  We believe that the change in the income statement presentation, combined with the supplemental footnote disclosure, provides a more meaningful presentation of our operating costs and expenses, while continuing to comply with the reporting objectives of Rule 5-03 of Regulation S-X.

The tables below present our disclosures relating to our operating costs and expenses in our March 31, 2011 Form 10-Q (the “Form 10-Q”):

Securities and Exchange Commission	August 2, 2012

Condensed Consolidated Statement of Income (excerpt):

	Three Months Ended
	March 31
(in millions, except per share data)	2011	2010
Costs and Expenses:
Operating costs and expenses (excluding depreciation and amortization)	$8,062	$5,637
Depreciation	1,486	1,379
Amortization	356	251
	$9,904	$7,267

Note 14: Supplemental Financial Information (excerpt):

Operating Costs and Expenses

	Three Months Ended
	March 31
(in millions)	2011	2010
Programming and production	$3,275	$2,114
Cable Communications technical labor	584	561
Cable Communications customer service	464	454
Advertising, marketing and promotion	984	545
Other	2,755	1,963
Operating costs and expenses (excluding depreciation and amortization)	$8,062	$5,637

We believe that the functional breakout of the components of our operating costs and expenses in Note 14 to our condensed consolidated financial statements provides more meaningful information to users of the financial statements than our prior presentation.  Because we are primarily in a service business and do not report or function similar to a manufacturing company with cost of goods sold and gross profit, we do not accumulate and/or report costs internally into separate categories of operating expenses and SG&A. The categories contained in the supplemental information provided in Note 14 reflect our internal cost reporting structure, which captures expenses by functional category, such as programming, technical labor, customer service and advertising, marketing and promotion.

We undertook this change as a result of both the internal cost reporting structure in our Cable Communications segment and the NBCUniversal transaction.  More specifically, we considered the following factors before deciding to implement this change:

•
The revised presentation in our filings is consistent with how we view and manage our business. We also believe the presentation is consistent with how our investors and analysts view and monitor our business and that of the others in our industry.  Specifically, their focus is on operating margin, without the distinction between operating expenses and SG&A, which is necessary to determine a gross profit that is applicable in other industries.

•
Over time, we have found it increasingly difficult to distinguish operating expenses from SG&A, as certain expense categories reported internally contain activities that would be considered both operating expenses and SG&A.  For example, our customer service employees both sell new services and resolve service issues during a given customer service call.  We do not track internally how much of our customer service employees’ efforts are directed towards selling versus resolving service issues on existing services.  Also, many of our information technology functions service both administrative and operating activities.

Securities and Exchange Commission	August 2, 2012

•
Certain types of expenses are accounted for differently among our reportable segments, and we believe that classifying these expenses as operating expenses or SG&A as opposed to by their functional category would create confusion for management, investors and analysts in comparing the performance of our reportable segments’ performance.  For example, our NBCUniversal businesses include accounting for film and television productions, which include the capitalization of expenses.  These capitalized expenses are subsequently amortized through operating expenses.  These same types of expenses may have been considered SG&A in our Cable Communications business.  In addition, in our Filmed Entertainment segment, advertising and marketing costs associated with a film are considered a direct cost of revenue, whereas the same types of expenses would have been considered SG&A in our other reportable segments.

•
The separate identification and disclosure of operating expenses and SG&A is subject to significant management interpretation and allocation.  For example, we believe some companies interpret field or divisional overhead expense to be an operating expense while others classify it as SG&A expense.  Further, prior to the revision, our changing cost reporting structure had led us from time to time to reclassify for comparative purposes expenses between operating cost and SG&A, albeit in immaterial amounts.

Based on the above considerations, we believe that the supplemental information included in Note 14 of our Form 10-Q (and in subsequent Form 10-Q and 10-K filings) provides more meaningful information to the user of our consolidated financial statements and a clearer representation of how we view and manage our business.  Accordingly, we respectfully submit that based on our facts and circumstances, separately presenting captions for “Operating Expenses” and “Selling, General and Administrative Expenses” would not be the most meaningful presentation for our Company, and as such, no change to our income statement presentation is warranted.

Notes to Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies

Goodwill, page 86

4.
Tell us and clarify in future filings what do you mean by “our reporting units containing goodwill are also aggregated at the segment level.”  In this regard, it is unclear to us at what level you are testing the goodwill assigned to the NBCUniversal reportable segment.

Securities and Exchange Commission	August 2, 2012

Response

To clarify for the Staff, NBCUniversal is not a reportable segment as indicated in your comment above. The reportable and operating segments of the NBCUniversal businesses are composed of our Cable Networks, Broadcast Television, Filmed Entertainment and Theme Parks segments.  We allocated the goodwill recognized in connection with the NBCUniversal transaction only to our Cable Networks and Broadcast Television segments; no amounts were allocated to our Filmed Entertainment or Theme Parks segments, although goodwill subsequently was recorded in our Theme Parks segment as a result of the Universal Orlando transaction in July 2012.

In accordance with ASC 350-20-35-1, we test goodwill for impairment at the reporting unit level.  We have evaluated the components one level below each of our five operating segments, including the four related to our NBCUniversal businesses, and determined that these components have similar economic characteristics and thus meet the criteria for aggregation into one reporting unit for each operating segment.  Accordingly, the reporting units in our NBCUniversal businesses are the same as the four NBCUniversal operating segments.

We will revise our disclosure in future Form 10-K filings to include language similar to the following:

We assess the recoverability of our goodwill annually, or more frequently whenever events or substantive changes in circumstances indicate that the asset might be impaired.  We test goodwill for impairment at the reporting unit level.  To determine our reporting units, we evaluate the components one level below the segment level and we aggregate the components if they have similar economic characteristics.  As a result of this assessment, our reporting units are the same as our five operating segments.

*           *           *

In connection with our response to the Staff’s comments, Comcast Corporation acknowledges that:

•	Comcast Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Comcast Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission	August 2, 2012

Please do not hesitate to call me at (215) 286-8514 with any questions you may have with respect to the foregoing.

Sincerely,

/s/ Lawrence J. Salva
Lawrence J. Salva Senior Vice President, Chief Accounting Officer and Controller Comcast Corporation

cc:
Brian L. Roberts, Chairman of the Board and Chief Executive Officer
Michael J. Angelakis, Chief Financial Officer
Arthur R. Block, Senior Vice President, General Counsel and Secretary
J. Michael Cook, Director and Chairman of Audit Committee
Bruce K. Dallas, Davis Polk & Wardwell LLP
Michael Titta, Deloitte & Touche LLP